1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
February 9, 2022	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Robyn Manuel

Joel Parker

Brian Fetterolf

Jennifer López-Molina

Re:	StubHub Holdings, Inc.

Response to Letter dated January 20, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted December 22, 2021

CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated January 20, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on December 22, 2021 (the “Amendment No. 1”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”), which has been revised to reflect certain revisions to the Amendment No. 1 in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

February 9, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 22, 2021

Prospectus Summary

Our Business Today, page 4

1.

We note your response to comment 31, as well as your amended disclosure, and we reissue the comment in-part. In each instance in which you provide quantifiable data for metrics in fiscal year 2019, please provide the corresponding disclosure for fiscal year 2020. In particular, please state the number of buyers in 2020 on a combined basis, as you do on pages 11 and 109, and make conforming changes throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 72 and 102 of Amendment No. 2.

2.

We note your disclosure that your “marketplace is built for fans” and that you “believe that everyone is a fan.” We also note your amended disclosure on pages 11 and 12 that, in addition to “individual fans,” your sellers may be “individual businesses that purchase tickets with an intent to resell, which [you] refer to as professional resellers.” To the extent that your professional resellers are a material portion of your sellers, please discuss such group here when discussing your fans, buyers and sellers, as you do, for example, on page 24 when discussing your “individual fans who are ticket buyers and sellers as well as professional ticket resellers.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 71 and 102 of Amendment No. 2.

Our Growth Strategies

Expand into Adjacent Market Opportunities Across the Live Events Ecosystem, page 12

3.

We note your amended disclosure that you are “well-positioned to facilitate fan engagement around and adjacent to live events such as . . . new seller promotional offerings such as non-fungible tokens (“NFTs”) for tickets and souvenirs.” Your website also indicates that you are facilitating NFT sales through Ticketmaster’s marketplace. In connection with such growth strategy, please:

•	Provide a materially complete description of NFTs and clarify who creates them.

•

Provide us with your legal analysis that such digital assets monetized on your marketplace are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.

February 9, 2022

•	Explain to us how your marketplace operates with respect to NFTs and your role in it.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 111 of Amendment No. 2.

In addition, the Company respectfully advises the Staff that any NFTs sold through the Company’s marketplace are expected to take the form of limited-edition digital art, video or other collectibles or souvenirs pertaining to live events. While the use of and potential market for NFTs is still nascent, the Company anticipates that NFTs may be sold together with tickets to live events or separately, similarly to how parking to an event is sometimes sold separately. While it is possible that the Company may create NFTs in the future, currently, the Company does not create any NFTs. As it does for tickets to live events, the Company’s current role with respect to NFTs is simply to provide a marketplace for sales between third parties. An NFT may be created by the team, association, venue or other third party related to the live event. For example, an electronic ticket stub for a National Football League (“NFL”) game ticket could be created by the NFL in the form of an NFT so the individual that attended that game could retain the electronic ticket stub as a collectible item in his or her personal digital “wallet,” which, for the avoidance of doubt, is not hosted on the systems of the Company or otherwise in the Company’s custody. The entire value of this NFT would be commemorative. Unlike a security, NFTs the Company would engage with are not expected to create an interest in or derive any value from the performance of the Company or the business of another third party, or have any other equity-like attributes. Moreover, these NFTs would be fully functional for their intended purpose, would be sold for such purpose, and would not otherwise be marketed as an investment. As a result, the Company does not believe the creation of NFTs or sale of NFTs on its platform would result in the facilitation of transactions in unregistered securities.

Risk Factors

“We are subject to extensive government regulations . . . ”, page 38

4.

We note your response to comment 19, as well as your amended disclosure on pages 114 and 115 that you are subject to certain “post-closing obligations” pursuant to the CMA undertakings. Please discuss such obligations here in your discussion of the “agreement with the CMA,” including your obligations to “refrain from using the StubHub brand” and to “implement a mechanism to redirect resellers or buyers of tickets to U.K. live events from [y]our website to the website of the purchaser of the StubHub international business for a period of five years.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of Amendment No. 2.

“We are controlled by our Founder and CEO . . . ”, page 54

5.

We note your response to comment 7, as well as your amended disclosure that you “may decide to issue additional shares of Class B common stock to Mr. Baker” that would be “dilutive to holders of Class A common stock.” Please revise your disclosure to clarify that the issuance of Class B common stock generally to private investors, in addition to Mr. Baker, would have similar dilutive effects, if true.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 2.

February 9, 2022

“None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions . . . ”, page 55

6.

We note that, in addition to your outstanding options, there are certain RSUs that will vest and settle upon the completion of this offering. For example, we note your disclosure on page 124 that “[y]our restricted stock units vest based on satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied once shares of [y]our Class A common stock become publicly traded.” Please revise your risk factor to discuss how the settlement of these RSUs close in time to the pricing of this offering may increase volatility. Additionally, please discuss how the exercise of the stock options and settlement of the RSUs would be an additional stock issuance that may cause stockholders to experience dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 2.

Market and Industry Data, page 65

7.

We note your response to comment 20, as well as your amended disclosure that the “StubHub Brand Study ranked the most aided brand awareness . . . .” Please revise your disclosure to clarify whether such ranking and the top seven industry brands pertain to the United States, as we note your disclosure elsewhere only uses the “aided brand awareness” measure with respect to the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 80 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Ability to Attract Buyers Efficiently, page 79

8.	We note your response to comment 11, as well as your amended disclosure. In addition:

•

Please explain why you believe your 2020 data reflects your ability to “attract buyers through unpaid channels following the StubHub Acquisition,” given that your GMS through unpaid channels decreased from 2019 to 2020. In this regard, we also note your disclosure that “[p]rior to the StubHub Acquisition, viagogo allocated substantially all of its marketing budget to performance marketing,” which indicates that your viagogo business has reduced marketing spend since 2019.

February 9, 2022

•

Please tell us how you are able to determine if buyers discover your platform through unpaid channels and explain whether you are able to determine if buyers that came through unpaid channels are separate from those who buy tickets on your platform as a result of your performance marketing.

•

To balance your disclosure of your return on advertising spend in 2019, please provide the corresponding data for 2020 (and 2021, to the extent that you update to provide 2021 financial information). In this regard, we note that your disclosure implies that 34% of GMS was generated through paid channels in 2020 and thereby indicates that your performance marketing spend is still a material component of your business following the acquisition of StubHub.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 2. The Company respectfully advises the Staff that the discussion on page 80 of Amendment No. 2 is intended to highlight the different marketing strategies deployed by each of StubHub and viagogo prior to the StubHub Acquisition. The intention of the Company is to deploy a combination of these marketing strategies across the combined businesses going forward, which is reflected in the blended number disclosed for GMS generated through unpaid channels.

With respect to the Company’s attribution of GMS to paid or unpaid advertising channels, the Company respectfully advises the Staff that, like any e-commerce company, it endeavors to track the referral sources of all visitors to its website and whether those visits result in a purchase on its platform. Using various attribution models, including those deployed by third-party vendors, the Company is able to determine with a reasonable degree of certainty whether any customer came to its website after being prompted by a paid advertisement. For example, visitors from “paid channels” include visitors that come to the website through the Company’s search engine marketing, paid social media, contextual and display advertising, and referrals from affiliates. To track these sources, the Company and/or its third-party vendors add tracking parameters to URLs that users will view or click on, such as external ads that bring them to the Company’s website. Views or clicks are logged, and the Company parses the parameters to identify the campaign that brought them to the Company’s website. That point of access is then attributed to a paid channel. Similarly, the Company and/or its third-party vendors seek to track visitors from “unpaid channels,” which include direct traffic and visitors that come to the website through search engine optimization, organic social media, customer relationship management, email campaigns and the StubHub mobile app installed base. A combination of tracking parameters may be used to track these sources, including tracking based on views, clicks and/or a visitor’s referrer and landing page, to determine if they came from a source that is unpaid or has no tracking information and no referrer (i.e., visitors that land directly on the Company’s website).

February 9, 2022

Critical Accounting Policies and Estimates

Revenue Recognition, page 91

9.

We note your response and revised disclosure to comment 26. On page 92 you state that the fees previously recognized as revenue are reversed when events are canceled. Please clarify this statement in light of your revised disclosure that you record revenue net of an estimate for cancellation refunds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 93, F-12 and F-13 of Amendment No. 2. The Company respectfully reconfirms to the Staff that revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events based on historical data and market conditions.

Business, page 100

10.

We note your response to comment 7, as well as your amended disclosure, and we reissue the comment in-part. Please explain by what measure you have “one of the most comprehensive proprietary datasets of live event information in the industry.” Please also revise your disclosure to attribute the statements you make to a particular source, including your statements that you operate the “largest global marketplace” by GMS and that you are a “leading brand.”

Response: The Company respectfully advises the Staff that its measure for possessing one of the most comprehensive proprietary datasets of live event information in the industry is based on over 35 years of combined experience across the StubHub and viagogo businesses, which has facilitated the largest number of transactions based on GMS in the live events industry. The Company further advises the Staff that the statement that the Company operates the “largest global marketplace” by GMS is based on the compilation of data from various sources, including certain public regulatory filings of the Company’s largest competitors and equity research reports, rather than a single source. Lastly, the Company respectfully advises the Staff that the statement that the Company is a “leading brand” is based on research conducted by CoLab Group on brand health in the ticketing industry, as described in the section titled “Market and Industry Data” of Amendment No. 2. In response to the Staff’s comment and in light of the above, the Company has revised disclosures on pages 4, 7, 10, 73, 80, 101, 106, 109 and 115.

* * *

February 9, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 or by fax at (212) 751-4864 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Greg Abovsky, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Nicole Brookshire, Cooley LLP

Kristin VanderPas, Cooley LLP